                                                Filed pursuant to rule 424(b)(5)
                                                      Registration No. 333-96213

          Prospectus Supplement to Prospectus dated February 15, 2000.

                                  $150,000,000

                      SOUTHWESTERN ELECTRIC POWER COMPANY
                     Floating Rate Notes Due March 1, 2002

                             ----------------------

       Interest on the Notes will accrue at a rate per annum equal to the floating interest rate called LIBOR, which we describe under "DESCRIPTION OF NOTES" beginning on page S-5 of this prospectus supplement, plus 0.23%. Interest will accrue for each quarter from March 3, 2000 until March 1, 2002 or the date of earlier redemption. We will pay interest on the Notes quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning June 1, 2000.

     We may redeem some or all of the Notes on any interest payment date on or after March 1, 2001, at a redemption price equal to the principal amount of the Notes to be redeemed plus interest accrued to the redemption date. There is no sinking fund for the Notes.

     The Notes are unsecured, rank equally with all of our other unsecured and unsubordinated indebtedness and will be effectively subordinated to all of our secured debt, including $362 million outstanding first mortgage bonds as of December 31, 1999.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Note      Total
                                                              --------      -----
Initial public offering price...............................     100%    $150,000,000
Underwriting discount.......................................    0.25%        $375,000
Proceeds, before expenses, to us............................   99.75%    $149,625,000

     The initial public offering price set forth above does not include accrued interest, if any.

                             ----------------------

     The underwriters expect to deliver the Notes in book-entry form through the facilities of The Depository Trust Company against payment in New York, New York on March 3, 2000.

GOLDMAN, SACHS & CO.

                            WARBURG DILLON READ LLC

                                                 UTENDAHL CAPITAL PARTNERS, L.P.
                             ----------------------
                 Prospectus Supplement dated February 25, 2000.

                                   THE COMPANY


         We are a public utility engaged in generating, purchasing, transmitting, distributing and selling electricity in portions of northeastern Texas, northwestern Louisiana and western Arkansas. We are a wholly-owned subsidiary of Central and South West Corporation, or CSW, a registered public utility holding company under the Public Utility Holding Company Act of 1935. We serve approximately 422,000 customers in the northeastern Texas, northwestern Louisiana and western Arkansas.

         On December 22, 1997, CSW and American Electric Power Company, Inc., or AEP, announced that their board of directors had approved a definitive merger agreement. The shareholders of each company and the United Kingdom's Department of Trade and Industry have approved, and the Department of Justice has given antitrust clearance to, the merger, which is subject to regulatory approvals and other customary conditions. Our executive offices are located at 428 Travis Street, Shreveport, Louisiana 71156-0001, telephone number (318) 673-3000.

                               RECENT DEVELOPMENTS

         Results of Operations. Our net income for common stock for 1999 was $83.4 million, which was $13.1 million or 14% lower than in 1998. Factors contributing to the change were increases in electric operating revenues, operating expenses and taxes, and interest charges. Nonrecurring factors also included in the change were the write-off of Cajun acquisition expenses and the impact of the extraordinary loss as a result of industry restructuring legislation in Texas and Arkansas.

         Electric operating revenues for 1999 were $965.0 million, which is $12.1 million higher than in 1998. The change consists of an increase of $32.2 million in the sales for resale market while revenues in the residential market decreased by $19.9 million. All other markets remained relatively stable with only slight increases in revenue. Other items impacting electric operating revenues include fuel and transmission revenue related adjustments and a $6.5 million charge against revenues to reflect the excess earnings provision of the deregulation legislation passed in Texas.

         Operating expenses and taxes for 1999 were $817.5 million, which is $15.3 million higher than in 1998. Fuel and purchased power expense increased by $10.1 million for 1999 when compared to 1998. The increase in fuel expense is largely attributable to an increase in average unit fuel costs combined with a 3% increase in generation. Average unit fuel costs increased from $1.63 per MMbtu in 1998 to $1.66 per MMbtu in 1999 as a result of higher spot market natural gas prices. The increase in purchased power expense is due to an increase in economy energy purchases. Maintenance expenses for 1999 were $13 million or 25% higher than 1998. This change was the result of increased power station maintenance, tree-trimming maintenance and overhead line maintenance. Depreciation and amortization expenses for 1999 increased $3.9 million or 4% when compared to 1998 due primarily to higher levels of depreciable plant. Partially offsetting these increases was a $3.3 million decrease in taxes, other than income taxes for 1999, resulting from lower ad valorem taxes. Income tax expenses associated with utility operations during 1999 decreased $9.5 million, or 20% when compared to 1998 due to lower taxable income.

         Interest charges for 1999 were $58.9 million, an increase of $3.8 million or 7% when compared to 1998. This increase was the result of higher levels of short-term borrowing and additional interest expense in connection with changes to CSW's transmission coordination agreement.

         Nonrecurring items that reduced net income for common stock in 1999 were the write-off of Cajun acquisition expenses of $3.7 million, net of tax, as well as an extraordinary loss of $3.0 million, net of tax.

The extraordinary loss was the result of legislation passed in Texas and Arkansas where the electricity generation portion of our business no longer meets the criteria to apply Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation.

         Electric Utility Restructuring. On June 18, 1999, legislation was signed into law in Texas that will restructure the electric utility industry in the state. The new law, among other things: gives Texas customers of investor-owned utilities the opportunity to choose their electric provider beginning January 1, 2002; provides for the recovery of stranded costs; requires reductions in nitrogen oxide and sulfur dioxide emissions; provides a rate freeze until January 1, 2002 followed by a 6% rate reduction for residential and small commercial customers, additional rate reductions for low income customers and a number of customer protections; and sets certain limits on capacity owned and controlled by power generation companies. Rural electric cooperatives and municipal electric systems can choose whether to participate in retail competition. Delivery of the electricity will continue to be the responsibility of the local electric utility company at regulated prices. Each utility must unbundle its business activities into a retail electric provider, a power generation company and a transmission and distribution utility.

         On January 10, 2000, our parent company, CSW, filed with the Texas Commission its business separation plan required by Section 39.051 of the Public Utility Regulatory Act and Section 25.342 of the Texas Commission's substantive rules on electric restructuring. The business separation plan describes the approach proposed by CSW to unbundle our utility activities, and those of CSW's other electric operating companies in the State of Texas, into three basic units:

               o a retail electric provider, or REP, which will sell electric service to retail customers;

               o    a power generation company, which will produce electricity;
                    and

               o an energy delivery company (transmission and distribution, or T&D), which will deliver the electricity to the customer.

         CSW's business separation plan envisions a two-stage structural separation of our utility operations. In the first stage, we would separate the management and control of our T&D areas from the generation area of the company by January 1, 2002. We would also create a separate REP, which would sell electric service to retail customers. During the first stage, the T&D and generation assets, as well as certain operating employees, will remain on the books of our company, although those assets and employees will be managed and controlled separately.

         The second stage of CSW's plan, which would occur by January 1, 2008, includes the transfer of legal ownership of generating and T&D assets to new entities. The plan proposes full legal entity or structural separation in two stages in order to minimize refinancing costs and to comply with existing contractual requirements in outstanding securities.

         We cannot predict whether the plan CSW filed with the Texas Commission will be approved, and if it is, the timing or terms of any final order the Texas Commission might issue. For additional information concerning the business separation plan, see our report on Form 8-K filed with the Securities and Exchange Commission on January 25, 2000.

         During 1999, legislation was also enacted in Arkansas that will ultimately restructure the electric utility industry in that state. We will file a business unbundling plan in Arkansas in the first quarter of 2000 as required by the legislation. As a result of the scheduled deregulation of generation in Texas and Arkansas, CSW has concluded that we should discontinue the application of Statement of Financial

Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation for the Texas and Arkansas jurisdictional portions of our generation business.


                                 USE OF PROCEEDS

         We estimate the net proceeds from the sale of the Notes will be approximately $149,475,000. We will use the net proceeds for general corporate purposes, including repayment of our $45 million 5 1/4% First Mortgage Bonds, Series AA, due April 1, 2000 and repayment of a portion of outstanding short-term indebtedness with a blended rate of 6.19% as of February 1, 2000. If we do not use the net proceeds immediately, we may temporarily invest them in short-term interest-bearing obligations.




                                 CAPITALIZATION

                                CAPITALIZATION AT
                                DECEMBER 31, 1999
                                   (UNAUDITED)
                          (DOLLAR AMOUNTS IN THOUSANDS)


                                                               Actual            %        As Adjusted(2)        %
                                                             ----------        -----      --------------      -----

Long-Term Debt(1)                                            $  495,973           39        $  645,973           45
Company Obligated Mandatorily Redeemable                        110,000            9           110,000            8
   Preferred Securities of Subsidiary Trust
     Holding Solely Junior Subordinated Debentures
Preferred Stock                                                   4,706            0             4,706            0
Common Equity                                                   668,678           52           668,678           47
                                                             ----------        -----        ----------        -----
       Total                                                 $1,279,357          100         1,429,357          100
                                                             ==========        =====        ==========        =====
Short-Term Debt                                              $  140,898           --        $   36,423           --
Long-Term Debt and Preferred Stock Currently
   Maturing                                                  $   45,595           --        $      595           --


---------------

(1) At December 31, 1999, long-term debt includes $362 million of outstanding first mortgage bonds which are secured by a mortgage on substantially all of our properties.

(2) Adjusted to give effect to the consummation of the offering of the Notes and the application of the estimated net proceeds therefrom. We will use a portion of the proceeds of this offering to redeem $45 million of our 5 1/4% First Mortgage Bonds, Series AA, due April 1, 2000 and to repay a portion of outstanding short-term indebtedness with a blended rate of 6.19% as of February 1, 2000.

                              DESCRIPTION OF NOTES

         The Notes are a separate series of the Senior Notes described in the accompanying prospectus. You should read the prospectus for a detailed summary of additional provisions of the Notes and of the Indenture under which the Notes are issued. The description of the Notes below supplements the description of the Senior Notes contained in the prospectus. If the descriptions are inconsistent, this prospectus supplement controls. The following summary and the description set forth in the accompanying prospectus do not purport to be complete and are subject to, and qualified in their entirety by, all provisions of the Indenture. Capitalized terms used but not defined in this prospectus supplement have the meanings given to them in the prospectus.

GENERAL

         The Notes will constitute a series of our Senior Notes, and are to be issued under our Indenture dated as of February 25, 2000, between us and The Bank of New York, as trustee. The aggregate principal amount of the Notes offered hereby is limited to $150,000,000, but the Indenture does not limit the amount of other Senior Notes that we may issue. The Notes will mature on March 1, 2002, the maturity date. The Notes are not entitled to the benefit of any sinking fund, and may be redeemed at our option only under the circumstances described below under "--Optional Redemption." The Indenture permits the defeasance of the Notes upon satisfaction of the conditions described under "Description of the Senior Notes--Defeasance" in the accompanying prospectus.

         We will issue the Notes in fully registered form in denominations of $1,000 and in $1,000 increments above $1,000. The Bank of New York, the trustee under the Indenture, will register transfers and exchanges of the Notes. Principal on the Notes will be payable at the Trustee's corporate trust office at 101 Barclay Street, New York, New York 10286. We will initially issue the Notes in global form. Please refer to "--Global Securities" in this prospectus supplement and "Description of the Senior Notes--Book-Entry Only System" in the accompanying prospectus.

         If any principal, interest or other payment to be made in respect of the Notes would be due on a day that is not a business day (as defined below), payment may be made on the next day that is a business day, with the same effect as if payment were made on the due date.

LIMITATION ON LIENS

         The First Supplemental Indenture dated as of February 25, 2000 between us and the trustee provides that the covenant summarized in the accompanying prospectus under "Description of the Senior Notes-- Limitation on Liens" is applicable to the Notes.

INTEREST

         The Notes will bear interest at LIBOR plus 0.23%. We will pay interest quarterly in arrears on March 1, June 1, September 1 and December 1 of each year (each an "interest payment date"), beginning June 1, 2000, and on the maturity date. If any of the quarterly interest payment dates listed above falls on a day that is not a business day, we will postpone the interest payment date to the next succeeding business day unless that business day is in the next succeeding calendar month, in which case the interest payment date will be the immediately preceding business day. If we pay principal and interest on the next succeeding business day, we will consider that payment as being made on the date that the payment is due to you. Accordingly, no interest will accrue on the payment for the period from and after the interest payment date or the maturity date to the date we make the payment to you on the next succeeding business day. Interest on the Notes will be computed on the basis of a 360 day year for the actual number of days elapsed.

         Interest on the Notes will accrue from, and including, March 3, 2000, to, and excluding, the first interest payment date and then from, and including, the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date or the maturity date, as the case may be. We will refer to each of these periods as an "interest period." You can calculate the amount of accrued interest that we will pay for any interest period by multiplying the face amount of the Notes by the interest rate applicable for the interest period divided by 360 days and multiplied by the number of days in the interest period.

         We will pay the interest payable for any interest payment date to the person in whose name the note is registered at the close of business on the fifteenth calendar day, whether or not a business day, immediately preceding the interest payment date. However, we will pay interest on the maturity date or on a redemption date to the person to whom the principal will be payable.

         When we use the term "business day," we mean any day except a Saturday, a Sunday or a legal holiday in The City of New York on which banking institutions are authorized or required by law, regulation or executive order to close; provided, that the day is also a London business day. "London business day" means any day on which dealings in United States dollars are transacted in the London interbank market.

         The calculation agent appointed by us, initially The Bank of New York, will calculate the interest rate on the Notes. The interest rate will be equal to LIBOR plus 0.23%. The interest rate in effect for the period from March 3, 2000 to, but excluding, June 1, 2000, the initial interest reset date, will be LIBOR, as determined on March 1, 2000, plus 0.23%%. The calculation agent will reset the interest rate on each interest payment date, each of which we will refer to as an "interest reset date." The second London business day preceding an interest reset date will be the "interest determination date" for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date, except that the interest rate in effect for the period from and including March 3, 2000 to the first interest reset date will be the initial interest rate.

         The calculation agent will determine "LIBOR" in accordance with the following provisions:

         (i) With respect to any interest determination date, LIBOR will be the rate for deposits in United States dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on Telerate Page 3750 as of 11:00 A.M., London time, on that interest determination date. If no rate appears, LIBOR, in respect to that interest determination date, will be determined in accordance with the provisions described in (ii) below.

         (ii) With respect to an interest determination date on which no rate appears on Telerate Page 3750, as specified in (i) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on that interest determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., in The City of New York, on the interest determination date by three major banks in The City of New York selected by the calculation agent for loans in United States dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; provided, however, that if the banks selected by the calculation agent are not providing quotations in the manner described by this sentence, LIBOR determined as of that interest determination date will be LIBOR in effect on that interest determination date.

         "Telerate Page 3750" means the display designated as "Page 3750" on Bridge Telerate, Inc., or any successor service, for the purpose of displaying the London interbank rates of major banks for United States dollars.

OPTIONAL REDEMPTION

         We may redeem all or part of the Notes from time to time on any interest payment date on or after March 1, 2001 at our option, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to the principal amount of the Notes to be redeemed plus interest accrued to the redemption date.

GLOBAL SECURITIES

         When the Notes are initially issued, one or more global securities (the "Global Securities") will represent the Notes. These Global Securities will have an aggregate principal amount equal to that of the Notes they represent. Each Global Security will be deposited with, or on behalf of, DTC, as depository (the "Depositary"), and registered in the name of Cede & Co., a nominee of the Depositary. The Global Securities will bear legends stating the restrictions on exchanges and registration of transfer referred to below and any other matters provided for by the Indenture.

         The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of section 17A of the Securities Exchange Act of 1934. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including each of the underwriters set forth below), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with a participant, either directly or indirectly.

         Unless otherwise provided by any provision of the Indenture or the Notes described in this prospectus supplement, no Global Security may be exchanged in whole or in part for registered Notes and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of the Depositary unless (1) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for the Global Security or has ceased to be qualified to act as Depositary as required pursuant to the Indenture or (2) there shall have occurred and be continuing an Event of Default with respect to the Notes represented by such Global

Security. All Notes issued in exchange for a Global Security or any portion of a Global Security will be registered in such names as the Depositary may direct.

         As long as the Depositary, or its nominee, is the registered holder of a Global Security, the Depositary or its nominee, as the case may be, will be considered the sole owner and holder of such Global Security and the Notes represented thereby for all purposes under the Notes and the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security (1) will not be entitled to have such Global Security or any Notes represented by the Global Security registered in their names, (2) will not receive or be entitled to receive physical delivery of certificated Notes in exchange for the Global Security and (3) will not be considered to be the owners or holders of such Global Security or any Notes represented by the Global Security for any purpose under the Notes or the Indenture. Payments of principal of and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability of holders to transfer beneficial interests in a Global Security.

         Institutions that have accounts with the Depositary or its nominee ("participants") and persons that may hold beneficial interests through participants are the only holders who may own beneficial interests in a Global Security. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Notes represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will occur only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges, notices and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary. Neither we nor the trustee, the calculation agent, any paying agent, or the security registrar or any of their respective agents will have any responsibility or liability (1) for any aspect of the Depositary's or any participant's records relating to, or for payments or notices on account of, beneficial interests in a Global Security or (2) for maintaining, supervising or reviewing any records relating to such beneficial interests.

CERTAIN NOTICES

         With respect to any Notes represented by a Global Security, notices to be given to the holders of the Notes will be deemed to have been duly given to the holders when given to DTC, or its nominee, in accordance with DTC's policies and procedures. We believe that DTC's practice is to inform its participants of any such notice it receives in accordance with its policies and procedures. Persons who hold beneficial interests in the Notes through DTC or its direct or indirect participants may wish to consult with them about how notices and other communications relating to the Notes may be given and received through the facilities of DTC. Neither we nor the calculation agent or the trustee will have any responsibility with respect to those policies and procedures or for any notices or other communications among DTC, its direct and indirect participants and the beneficial owners of the Notes in global form.

         With respect to Notes not represented by a Global Security, other notices to be given to the holders of the Notes will be deemed to have been duly given to the holders upon the mailing of such notices to the holders at their respective addresses as they appear on the security register maintained by us or our agent as of the close of business before the day notice is given.

         Neither the failure to give any notice nor any defect in any notice given to a particular holder will affect the sufficiency of any notice given to another holder.

                                  UNDERWRITING

         We and the underwriters named below have entered into an underwriting agreement with respect to the Notes. Subject to certain conditions, each underwriter has agreed severally to purchase from us the principal amount of Notes indicated in the following table:


         Underwriters                                                  Principal Amount of Notes
         -------------                                                 -------------------------
         Goldman, Sachs & Co......................................             $97,500,000
         Warburg Dillon Read LLC..................................              45,000,000
         Utendahl Capital Partners, L.P...........................               7,500,000
                                                                              ------------
         Total ...................................................            $150,000,000
                                                                              ============


         Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.150% of the principal amount of Notes. Any such securities dealers may resell any Notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.125% of the principal amount of Notes. If all the Notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

         The Notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

         In connection with this offering, the underwriters may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

         The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because Goldman, Sachs & Co., acting on behalf of the underwriters, has repurchased Notes sold by or for the account of such underwriter in a stabilizing or short covering transaction.

         These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

         We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $150,000.

         We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933.

         Certain of the underwriters and their affiliates may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.


                                 LEGAL OPINIONS

         Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York 10005, our counsel, will give legal opinions relating to the validity of the Notes under New York law. Sidley & Austin, Bank One Plaza, 10 S. Dearborn Street, Chicago, Illinois 60603, counsel for the underwriters, will give legal opinions relating to the validity of the Notes. Sidley & Austin has represented Central and South West Corporation and affiliates of Central and South West Corporation (including us) from time to time in connection with certain legal matters.

PROSPECTUS

                       SOUTHWESTERN ELECTRIC POWER COMPANY

                                  $250,000,000

                                  SENIOR NOTES

                               -------------------

         Southwestern Electric Power Company produces, purchases, transmits, distributes and sells electricity to approximately 422,000 customers in northeastern Texas, northwestern Louisiana and western Arkansas. We are a wholly-owned subsidiary of Central and South West Corporation, a Dallas-based diversified utility holding company.

         We intend to offer from time to time in one or more series up to $250,000,000 of debentures, notes or other types of senior unsecured debt securities known as Senior Notes.

         When we offer a particular series of Senior Notes, we will prepare and issue a supplement to this prospectus setting forth the particular terms of the offered Senior Notes, including the amounts, prices and other terms of the series. Each supplement is called a prospectus supplement. You should read this prospectus and any prospectus supplement carefully before you make any decision to invest in the Senior Notes.

                               -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAVE ANY OF THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         We may offer the Senior Notes directly or through underwriters, agents or dealers. Each prospectus supplement will provide the terms of the plan of distribution relating to the respective series of Senior Notes. "Plan of Distribution" below also provides more information on this topic.

                The date of this prospectus is February 15, 2000.

                               -------------------


                       WHERE YOU CAN FIND MORE INFORMATION

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a "shelf" registration process. Under this shelf process, we may sell the Senior Notes described in this prospectus in one or more offerings up to a total dollar amount of $250,000,000. This prospectus provides a general description of the Senior Notes being offered. Each time we sell a series of Senior Notes we will provide a prospectus supplement containing specific information about the terms of that series of Senior Notes and the related offering. It is important for you to consider the information contained in this prospectus and the related prospectus supplement together with additional information described under the heading "Documents Incorporated by Reference" in making your investment decision.

         We are subject to the informational requirements of the Securities Act of l934, and therefore we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement, with exhibits, as well as the reports and other information we file with the SEC, at the SEC's public reference facilities at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and its regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain information on the operation of the SEC's public reference facilities and how to request documents by calling 1-800-SEC-0330. Information we file is also available at the SEC's Internet site at http://www.sec.gov. You can also obtain these materials at set rates from the Public Reference Section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                          ----------------------------

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Senior Notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

                          ----------------------------


                       DOCUMENTS INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all the Senior Notes.

         o    Annual Report on Form 10-K for the year ended December 31, 1998;

         o Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1999, and

         o Current Reports on Form 8-K dated December 7, 1999, December 17, 1999, January 25, 2000, February 4, 2000 and February 14, 2000.

         We will provide to each person, including any beneficial owner of Senior Notes, to whom a copy of this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. We will deliver this information upon written or oral request and provide this information at no cost to the requester. You should direct your requests to:

Ms. Ellen Whalen
Manager of Investment Services
Central and South West Corporation
1616 Woodall Rodgers Freeway
Dallas, Texas 75202
(214) 777-1000


                       REPORTS TO HOLDERS OF SENIOR NOTES

         We are not required to furnish annual and quarterly reports to holders of Senior Notes. Our annual report on Form 10-K contains audited financial statements which we will provide to holders of Senior Notes upon request.


                           FORWARD-LOOKING STATEMENTS

         We make statements in this prospectus, any prospectus supplement and the documents we incorporate by reference that are considered forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Sometimes these statements will contain words such as "believes," "expects," "intends," "plans" and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance or achievements to be materially different from those we project. These risks, uncertainties and factors include:

         o    general economic, business and regulatory conditions;

         o the impact of Central and South West Corporation's proposed merger with American Electric Power, including any regulatory conditions imposed on the merger;

         o    energy cost, supply and demand;

         o federal and state regulatory initiatives that increase competition;

         o    federal and state regulatory developments and changes in law;

         o    availability, terms and use of capital;

         o    environmental issues;

         o    weather; and

         o    industry restructuring and cost recovery.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. Please see the documents we incorporate by reference for more information on these factors. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               PROSPECTUS SUMMARY

This summary does not contain all the information that may be important to you. You should read the entire prospectus, the prospectus supplement, and the documents, financial statements and other information incorporated by reference in the prospectus carefully before making an investment decision.

                                  THE OFFERING

Issuer...........................Southwestern Electric Power Company

Securities Offered...............Senior Notes

Aggregate Principal Amount.......Up to $250,000,000

Interest Payment Dates...........On dates to be determined

Maturity Date....................To be determined

Redemption.......................To be determined

Ranking..........................The Senior Notes are our senior unsecured notes ranking equally with any of our other unsecured indebtedness that is not specifically subordinated to the Senior Notes. The Senior Notes are subordinate to $362 million of our outstanding first mortgage bonds which are secured by a mortgage on substantially all of our properties. The Senior Notes rank junior to the first mortgage bonds with respect to rights in and to such mortgaged property. We may in the future issue additional series of first mortgage bonds.

Use of Proceed ..................We will use the net proceeds from the sale of the Senior Notes to repay a portion of our long-term debt, all or a portion of our short-term borrowings, and for other general corporate purposes.

                                THE COMPANY

Business.........................We are a public utility engaged in the production, purchase, transmission,
                                 distribution and sale of electricity.

Service Area Our service area includes approximately 25,000 square miles in portions of northeastern Texas, northwestern Louisiana and western Arkansas.

Population of Service Area.......Approximately 942,000

Customer.........................Approximately 422,000

                         SELECTED FINANCIAL INFORMATION

         We have derived the summary selected financial data set forth below for the years ended December 31, 1996, 1997, 1998 and 1999 from our financial statements. Arthur Andersen LLP, independent public accountants, have audited the financial statements for the three-year period ended December 31, 1998 and the reports of Arthur Andersen LLP thereon are incorporated by reference in this prospectus. The summary selected financial data as of and for the year ended December 31, 1999, is unaudited.

         You should read the information presented below in conjunction with the historical financial statements and notes thereto contained in our 1998 Annual Report on Form 10-K and our Quarterly Report on Form 10-Q for the period ended September 30, 1999, which are incorporated by reference in this prospectus.



                          (DOLLAR AMOUNTS IN THOUSANDS)


                                                                YEAR ENDED DECEMBER 31,
                                                             ----------------------------
                                              1999              1998              1997              1996
                                           ----------        ----------        ----------        ----------
                                           (UNAUDITED)
Operating Revenues ................        $  965,027        $  952,952        $  939,869        $  920,786
Operating Income ..................        $  147,524        $  150,787        $  139,409        $  138,083
Net Income for Common Stock .......        $   83,426        $   96,542        $   92,254        $   63,503
Net Utility Plant .................        $1,847,189        $1,840,854        $1,855,578        $1,851,958


                                  CAPITALIZATION AT
                                  DECEMBER 31, 1999
                                  -----------------
                                      (UNAUDITED)


                                                                      ACTUAL            %
                                                                    ----------        -----
Long-Term Debt .............................................        $  495,973           39
Company Obligated Mandatorily
   Redeemable Preferred Securities
   of Subsidiary Trust Holding Solely
   Junior Subordinated Debentures ..........................           110,000            9
Preferred Stock ............................................             4,706            0
Common Equity ..............................................           668,678           52
                                                                    ----------        -----

     Total .................................................        $1,279,357          100
                                                                    ==========        =====

Short-Term Debt ............................................        $  140,898           --
Long-Term Debt and Preferred Stock Currently Maturing ......        $   45,595           --

                       SOUTHWESTERN ELECTRIC POWER COMPANY

         We are a public utility company engaged in the production, purchase, transmission, distribution and sale of electricity in portions of northeastern Texas, northwestern Louisiana and western Arkansas. We serve approximately 422,000 customers in the northeastern Texas, northwestern Louisiana and western Arkansas area. Central and South West Corporation, a registered public utility holding company under the Public Utility Holding Company Act of 1935, owns all of our issued and outstanding common stock. Our executive offices are located at 428 Travis Street, Shreveport, Louisiana 71156-0001, telephone number (318) 673-3000.

                       RATIOS OF EARNINGS TO FIXED CHARGES

         Our ratios of earnings to fixed charges for each of the years ended December 31, 1995 through 1999 are as follows:


                                                     YEAR ENDED DECEMBER 31,
                                                     -----------------------
                                             1999     1998     1997     1996     1995
                                             ----     ----     ----     ----     ----
Ratio of Earnings to Fixed Charges(1)        2.97     3.53     3.46     2.81     3.80

------------------------

(1) For purposes of computing the ratios: (i) earnings consist of operating income plus federal income taxes, deferred income taxes and investment tax credits, other income and deductions, allowance for funds (both borrowed and equity) used during construction and interest portion of financing leases, and
(ii) fixed charges consist of interest on long-term debt and short-term debt, and other interest charges and interest portion of financing leases.


                                 USE OF PROCEEDS

         We plan to use the net proceeds from the sale of the Senior Notes to repay a portion of our long-term debt, all or a portion of our short-term borrowings and for other general corporate purposes, subject to applicable regulatory requirements. If we do not use the net proceeds immediately, we may temporarily invest them in short-term, interest-bearing obligations.


                         DESCRIPTION OF THE SENIOR NOTES

General. We will issue Senior Notes under a Senior Note Indenture between us and the Senior Note Trustee, The Bank of New York, a New York banking corporation. We have summarized selected provisions of the Senior Note Indenture below. This is a summary and is not complete. It does not describe all exceptions and qualifications contained in the Senior Note Indenture. You should read the Senior Note Indenture we filed as an exhibit to the registration statement. In the summary below, we have included references to section numbers of the Senior
Note Indenture so that you can locate the summarized provisions. Capitalized terms not defined in this prospectus have the meanings given to them in the Senior Note Indenture.

         There is no requirement under the Senior Note Indenture that future issues of our debt securities be issued under the Senior Note Indenture. We will be free to use other indentures or documentation, containing provisions different from those included in the Senior Note Indenture or applicable to one or more issues of Senior Notes, in connection with future issues of other debt securities.

         The Senior Note Indenture does not limit the aggregate principal amount of the Senior Notes that we may issue under the Senior Note Indenture. The Senior Note Indenture provides that the Senior Notes will be issued in one or more series. The Senior Notes may be issued at various times and may have differing maturity dates and may bear interest at differing rates. The prospectus supplement applicable to each issue of Senior Notes will specify:

         (1) the title of the Senior Notes;

         (2) any limit on the aggregate principal amount of the Senior Notes;

         (3) the person to whom any interest on the Senior Notes shall be payable, if other than the person in whose name the Senior Notes are registered at the close of business on the regular Record Date;

         (4) the dates or dates on which the principal of the Senior Notes will be payable or how the date or dates will be determined;

         (5) the rate or rates at which the Senior Notes will bear interest, or how the rate or rates will be determined and the date or dates from which interest will accrue;

         (6) the dates on which interest will be payable;

         (7) the record dates for payments of interest;

         (8) the place or places, if any, in addition to the office of the Trustee, where the principal of, and premium, if any, and interest, if any, on the Senior Notes will be payable;

         (9) the period or periods within which the price or prices at which and the terms and conditions upon which the Senior Notes may be repaid, in whole or in part, at the option of the Holder thereof;

         (10) any sinking fund or other provisions or options held by Holders of the Senior Notes that would obligate us to repurchase or redeem the Senior Notes;

         (11) the percentage, if less than 100% of the principal amount of the Senior Notes that will be payable if the maturity of the Senior Notes is accelerated;

         (12) any changes or additions to the events of default under the Senior
Note Indenture or changes or additions to our covenants under the Senior Note Indenture;

         (13) any collateral, security, assurance or guarantee for the Senior Notes; and

         (14) any other specific terms applicable to the Senior Notes.

         Unless we otherwise indicate in the applicable prospectus supplement, the Senior Notes will be denominated in United States currency in minimum denominations of $1,000 and multiples of $1,000.

         Unless we otherwise indicate in the applicable prospectus supplement, there are no provisions in the Senior Note Indenture or the Senior Notes that require us to redeem, or permit the Holders to cause a redemption of, the Senior Notes or that otherwise protect the Holders in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of our Company. However, any change in control transaction that involves the incurrence of additional long-term indebtedness, as notes or otherwise, by us in such a transaction may require approval of state utility regulatory authorities and, possibly, of federal utility regulatory authorities. Our management believes that such approvals would be uncertain in any transaction that would result in us, or our successor, having a highly leveraged capital structure.

         Registration, Transfer, Exchange and Form. Senior Notes of any series will be exchangeable for other Senior Notes of the same series of any authorized denominations and of a like aggregate principal amount and tenor. (Section 305)

         Unless we otherwise indicate in the applicable prospectus supplement, Senior Notes may be presented for registration of transfer, duly endorsed or accompanied by a duly executed written instrument of transfer, at the office or agency maintained for such purpose, without service charge except for reimbursement of taxes and other governmental charges as described in the Senior
Note Indenture. (Section 305)

         In the event of any redemption of Senior Notes of any series, the Senior Note Trustee will not be required to exchange or register a transfer of any Senior Notes of the series selected, called or being called for redemption except the unredeemed portion of any Senior Note being redeemed in part. (Section 305)

Book-Entry Only System. The following discussion pertains to Senior Notes that are issued in book-entry only form.

         One or more global notes would be issued to DTC, The Depository Trust Company, or its nominee. DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the Senior Notes. The participant would then keep a record of its clients who purchased the Senior Notes. A global note may not be transferred, except that DTC, its nominees and their successors may transfer an entire global note to one another.

         Under book-entry only, we will not issue certificates to individual holders of the Senior Notes. Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

         DTC has advised us that it is:

         (1) a limited-purpose trust company organized under the New York Banking Law;

         (2) a "banking organization" within the meaning of the New York Banking Law;

         (3) a member of the Federal Reserve System;

         (4) a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

         (5) a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934.

         DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

         DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

         DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

         We will wire principal and interest payments to DTC's nominee. We and the Senior Note Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we and the Senior Note Trustee will have no direct responsibility or liability to pay amounts due on the Senior Notes to owners of beneficial interests in the global notes.

         It is DTC's current practice, upon receipt of any payment of principal or interest, to credit direct participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records as of the record date for such payment. In addition, it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name." However, these payments will be the responsibility of the participants and not of DTC, the Senior Note Trustee, or us.

         Senior Notes represented by a global note would be exchangeable for Senior Note certificates with the same terms in authorized denominations only if:

         (1) DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law; or

         (2) we instruct the Senior Note Trustee that the global note is now exchangeable; or

         (3) an event of default has occurred and is continuing.

         According to the DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

         Paying Agents. We will maintain an office or agency where Senior Notes may be presented or surrendered for payment. We will give prompt written notice to the Senior Note Trustee of the location, and any change in the location of the office or agency. If at any time we fail to maintain any required office or agency or fail to furnish the Senior Note Trustee with the address, any presentations and surrenders may be made or served at the corporate trust office of the Senior Note Trustee, and the Senior Note Trustee shall act as our agent to receive all presentations and surrenders. (Section 1002)

         All monies we pay to a paying agent for the payment of principal of, interest or premium, if any, on any Senior Note which remain unclaimed at the end of two years after the principal, interest or premium shall have become due and payable will be repaid to us. The Holder of the Senior Note will thereafter look only to us for payment. (Section 1003)

         Consolidation, Merger, Conveyance, Sale or Transfer. Unless otherwise provided in a supplemental indenture and described in a prospectus supplement, we may consolidate or merge with any Person or transfer our properties and assets substantially as an entirety to any Person provided that:

         (1) the successor is a Person organized and existing under the laws of the United States or any State or the District of Columbia; and

         (2) the successor expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and premium, if any, and interest, if any, on all the Senior Notes and the performance of every covenant of the Senior
Note Indenture that we would otherwise have to perform. (Section 801)

         Limitation on Liens. If this covenant is made applicable to the Senior Notes of any particular series, we have agreed that we will not, nor will we permit any of our subsidiaries to, issue, assume or guarantee any notes, bonds, debentures or other similar evidences of indebtedness for borrowed money (collectively referred to as "debt") secured by a mortgage, lien, pledge, security interest or other encumbrance (a "lien") on or with respect to any of our properties or assets or assets or properties of our subsidiaries unless we make effective a provision under which the Senior Notes of that series are secured equally and ratably with any and all borrowed money that we secure. This restriction will not, however, apply to the following:

         (1) liens in existence on the date of the original issue of the Senior Notes to which this restriction is made applicable;

         (2) liens created solely for the purpose of securing debt incurred to finance, refinance or refund the purchase price or cost, including the cost of construction, of property acquired after the date hereof, by purchase, construction or otherwise, or liens in favor of guarantors of obligations or debt representing, or incurred to finance, refinance or refund, such purchase price or cost, provided that no such lien shall extend to or cover any property other than the property so acquired and improvements thereon;

         (3) liens which secure only indebtedness owing by any of our subsidiaries, to one or more of our subsidiaries, or to us and one or more of our subsidiaries;

         (4) liens on any property or assets acquired from a Person which is merged with or into us or any subsidiary, or any liens on the property or assets of any corporation or other entity existing at the time such corporation or other entity becomes a subsidiary and, in either case, is not created as a result of or in connection with or in anticipation of any such transaction, unless liens were created to secure or provide the payment of any part of the purchase price of such Person;

         (5) any lien on any property or assets existing at the time of acquisition thereof and which is not created as a result of or in connection with or in anticipation of such acquisition, unless the lien was created to secure or provide for the payment of any part of the purchase price of such property or assets; or

         (6) any extension, renewal or replacement of any lien referred to in the foregoing clauses (1) through (5), provided that the principal amount of debt so secured thereby shall not exceed the principal amount of debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement lien shall be limited to all or part of substantially the same property which secured the lien extended, renewed or replaced, plus improvements on such property.

         Notwithstanding the foregoing, we and one or more of our subsidiaries may issue, assume or guarantee debt secured by liens which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with the aggregate outstanding principal amount of all of our other debt which would otherwise be subject to the foregoing restrictions, not including debt permitted to be secured under clauses (1) through (6) above, does not at the time of issuance, assumption or guarantee thereof exceed twenty percent of the Net Tangible Assets.

         Net Tangible Assets is defined as the total of all assets, including revaluations thereof as a result of commercial appraisals, price level restatement or otherwise, appearing on our and our subsidiaries' balance sheet, net of applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets, which term shall not be construed to include such revaluations, less the aggregate of our and our subsidiaries' current liabilities appearing on such balance sheet. The following types of transactions, among others, shall not be deemed to create debt secured by liens: Liens required by any contract or statute in order to permit us or our subsidiaries to perform any contract or subcontract made by us with or at the request of a governmental entity or any department, agency or instrumentality thereof, or to secure partial, progress, advance or any other payments to us or any of our subsidiaries by such governmental unit pursuant to the provisions of any contract or statute. (Section 1007)

         Modification of the Senior Note Indenture. Under the Senior Note Indenture or any supplemental indenture, our rights and the rights of the Holders of Senior Notes may be changed with the consent of the Holders of a majority in principal amount of the outstanding Senior Notes, of all series affected by the change, voting as one class, provided that the following changes may not be made without the consent of the Holders of each outstanding Senior Note affected thereby:

         (1) change the fixed date upon which the principal of or the interest on any Senior Note is due and payable, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security that would be payable upon a declaration of acceleration of the maturity thereof, or change any place of payment where, or the currency in which, any Senior Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any payment on or after the date such payment is due or, in the case of redemption, on or after the date fixed for such redemption (the "Redemption Date");

         (2) reduce the stated percentage of Senior Notes, the consent of the Holders of which is required for any modification of the applicable Senior Note Indenture or for waiver by the Holders of certain of their rights; or

         (3) modify certain provisions of the Senior Note Indenture. (Section
902)

         An Original Issue Discount Security means any security authenticated and delivered under the Senior Note Indenture which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the maturity thereof.

         The Senior Note Indenture also contains provisions permitting us and the Senior Note Trustee to amend the Senior Note Indenture in certain circumstances without the consent of the Holders of any Senior Notes to evidence a merger, the replacement of the Senior Note Trustee and for certain other purposes.

         Events of Default. An Event of Default with respect to any series of Senior Notes is defined in the Senior Note Indenture as being any one of the following:

         (1) failure to pay interest on the Senior Notes of that series for 30 days after payment is due;

         (2) failure to pay principal or any premium on the Senior Notes of that series when due;

         (3) failure to perform other covenants in the Senior Note Indenture after 90 days after we are given written notice;

         (4) failure to pay any sinking fund installment when due;

         (5) certain events of bankruptcy, insolvency, reorganization, receivership or liquidation relating to us. (Section 501)

         An Event of Default regarding a particular series of Senior Notes does not necessarily constitute an Event of Default for any other series of Senior Notes.

         We will be required to file with the Senior Note Trustee annually an officers' certificate as to the absence of default in performance of certain covenants in the Senior Note Indenture. (Section 1008) The Senior Note Indenture provides that the Senior Note Trustee may withhold notice to the Holders of the Senior Notes of any default, except in payment of principal of, or premium, if any, or interest on, the Senior Notes or in the payment of any sinking fund installment with respect to the Senior Notes, if the Senior Note Trustee in good faith determines that it is in the interest of the Holders of the Senior Notes to do so. (Section 602)

         The Senior Note Indenture provides that, if an Event of Default with respect to the Senior Notes specified therein shall have happened and be continuing, either the Senior Note Trustee or the Holders of 33% or more in aggregate principal amount of the Senior Notes may declare the principal amount of all the Senior Notes to be due and payable immediately. However, if we shall cure all defaults and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the Holders of a majority in aggregate principal amount of the Senior Notes. (Section 502)

         Subject to the provisions of the Senior Note Indenture relating to the duties of the Senior Note Trustee, the Senior Note Trustee will be under no obligation to exercise any of its rights or powers under the Senior Note Indenture at the request or direction of any of the Holders of the Senior Notes, unless the Holders shall have offered to the Senior Note Trustee reasonable indemnity. (Section 603)

         Subject to the provision for indemnification, the Holders of a majority in principal amount of the Senior Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Trustee, or exercising any trust or power conferred on the Senior Note Trustee with respect to the Senior Notes. However, the Senior Note Trustee shall have the right to decline to follow any direction if the Senior Note Trustee shall determine that the action so directed conflicts with any law or the provisions of the Senior Note Indenture or if the Senior Note Trustee shall determine that the action would be prejudicial to Holders not taking part in the direction. (Section 512)

         Defeasance. We may elect either (a) to be discharged from all of our obligations with respect to the Senior Notes, except for obligations to register the transfer or exchange of Senior Notes, replace stolen, lost or mutilated Senior Notes, to maintain paying agencies and to hold moneys for payment in trust, or (b) to be discharged from our obligations under sections of the Senior
Note Indenture described under

"--Consolidation, Merger, Conveyance, Sale or Transfer" and "--Limitation of Liens" or to certain covenants relating to corporate existence and maintenance of properties and insurance, in each case, if:

         (1) we deposit with the Senior Note Trustee, in trust, money, or in certain cases, U.S. Government Obligations sufficient to pay and discharge (i) the principal of, and premium, if any, and interest, if any, on the outstanding Senior Notes on the dates such payments are due, in accordance with the terms of the Senior Notes and (ii) any mandatory sinking fund payments applicable to the Senior Notes on the day on which payments are due and payable in accordance with the terms of the Senior Note Indenture and of the Senior Notes;

         (2) no Event of Default or event which with notice or lapse of time would become an Event of Default, including by reason of such deposit, with respect to the Senior Notes shall have occurred and be continuing on the date of such deposit;

         (3) we deliver to the Senior Note Trustee an opinion of counsel to the effect (i) that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance of certain obligations; (ii) that such provision would not cause any outstanding Senior Notes then listed on any national securities exchange to be delisted as a result thereof; and (iii) that the defeasance trust is not, or is registered as, an investment company under the Investment Company Act of 1940; and

         (4) we have delivered to the Senior Note Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in the Senior Note Indenture relating to the satisfaction and discharge of the Senior Notes have been complied with. (Sections 403, 1011)

         Discharged means, with respect to the Senior Notes of any series, the discharge of the entire indebtedness represented by, and our obligations under, the Senior Notes of such series and in the satisfaction of all of our obligations under, the Senior Note Indenture relating to the Senior Notes of such series, except (a) the rights of Holders of the Senior Notes of such series to receive, from the trust fund established pursuant to the Senior Note Indenture, payment of the principal of and interest and premium, if any, on the Senior Notes of such series when such payments are due, (b) our obligations with respect to the Senior Notes of such series with respect to registration, transfer, exchange and maintenance of a place of payment and (c) the rights, powers, trusts, duties, protections and immunities of the Senior Note Trustee under the Senior Note Indenture. (Section 101)

         If we have deposited or caused to be deposited money or U.S. Government Obligations to pay or discharge the principal of, and premium, if any, and interest, if any, on the outstanding Senior Notes to and including a Redemption Date on which all of the outstanding Senior Notes are to be redeemed, such Redemption Date shall be irrevocably designated by a Board of Directors resolution delivered to the Senior Note Trustee on or prior to the date of deposit of such money or U.S. Government Obligations, and such Board of Directors resolution shall be accompanied by an irrevocable Company Request that the Senior Note Trustee give notice of such redemption in our name and at our expense not less than 30 nor more than 60 days prior to such Redemption Date in accordance with the Senior Note Indenture. (Sections 403)

         U.S. Government Obligations means direct obligations of the United States for the payment of which its full faith and credit is pledged, or obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States and the payment of which is unconditionally guaranteed by the United States. U.S. Government Obligations shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of a holder of a depositary receipt. However, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depositary receipt. (Section 101)

         Resignation or Removal of Senior Note Trustee. The Senior Note Trustee may resign at any time by giving written notice to us specifying the day upon which the resignation is to take effect. The resignation will take effect immediately upon the later of the appointment of a successor Senior Note Trustee and such specified day. (Section 610)

         The Senior Note Trustee may be removed at any time by an instrument or concurrent instruments in writing delivered to the Senior Note Trustee and us and signed by the Holders, or their attorneys-in-fact, of at least a majority in principal amount of the then outstanding Senior Notes. In addition, under certain circumstances, we may remove the Senior Note Trustee upon notice to the Holder of each Senior Note outstanding and the Senior Note Trustee, and appointment of a successor Senior Note Trustee.
(Section 610)

         No Recourse Against Others. The Senior Note Indenture provides that no recourse will be had against any of our incorporators, stockholders, officers or directors, as such, past, present or future or any successor Person, either directly or through us or any successor Person, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise in the case of the following:

         (1) the payment of the principal of or any premium or interest on any Senior Note, or for any claim based thereon or otherwise in respect thereof;

         (2) under or upon any obligation, covenant or agreement of ours, contained in the Senior Note Indenture or in any supplemental indenture, or in any Senior Note; or

         (3) because of the creation of any indebtedness represented thereby.

         It shall be expressly understood that all such liability is expressly waived and released as a condition of, and in consideration for, the execution of the Senior Note Indenture and the issuance of the Senior Notes. (Section 114) Such waiver may not be effective to waive liabilities under the Federal securities laws and it is the view of the SEC that such a waiver is against public policy.

         Concerning the Senior Note Trustee. The Trustee under the Senior Note Indenture, and affiliates of the Trustee, are also trustees under other indentures and trust agreements of ours.

                                 LEGAL OPINIONS

         Legal opinions relating to the validity of the Senior Notes will be given by Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York 10005, our counsel, and Sidley & Austin, Bank One Plaza, Chicago, Illinois 60603, counsel for any underwriters, agents or dealers. Sidley & Austin and Milbank, Tweed, Hadley & McCloy LLP have represented CSW and affiliates of CSW, including us, from time to time in connection with certain legal matters.

                                     EXPERTS

         The audited financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated February 12, 1999, with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                              PLAN OF DISTRIBUTION

         We may use the following methods to sell the Senior Notes:

         (1) through negotiation with one or more underwriters;

         (2) through one or more agents or dealers designated from time to time;

         (3) directly to purchasers; or

         (4) through any combination of the above.

The distribution of the Senior Notes may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. A prospectus supplement or a supplement thereto will describe the method of distribution of the Senior Notes of any series.

         If we use any underwriters in the sale of Senior Notes, we will enter into an underwriting agreement, distribution agreement or similar agreement with such underwriters prior to the time of sale, and the names of the underwriters used in the transaction will be set forth in the prospectus supplement or a supplement thereto relating to such sale. If an underwriting agreement is executed, the Senior Notes will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. Unless we otherwise indicate in the prospectus supplement, the underwriting or purchase agreement will provide that the underwriter or underwriters are obligated to purchase all of the Senior Notes offered in the prospectus supplement if any are purchased.

         If any of the Senior Notes are sold through agents designated by us from time to time, the prospectus supplement or a supplement thereto will name any such agent, set forth any commissions payable by us to any such agent and the obligations of such agent with respect to the Senior Notes. Unless otherwise indicated in the prospectus supplement or a supplement thereto, any such agent will be acting on a best efforts basis for the period of its appointment.

         Certain persons participating in an offering of the Senior Notes may engage in transactions that stabilize, maintain or otherwise affect the price of the Senior Notes. Specifically, the underwriters, if any, may overallot in connection with the offering, and may bid for, and purchase, the Senior Notes in the open market.

         The Senior Notes of any series, when first issued, will have no established trading market. Any underwriters or agents to or through whom Senior Notes are sold by us for public offering and sale may make a market in such Senior Notes, but underwriters and agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Senior Notes.

         In connection with the sale of the Senior Notes, any purchasers, underwriters or agents may receive compensation from us or from purchasers in the form of concessions or commissions. The underwriters will be, and any agents and any dealers participating in the distribution of the Senior Notes may be, deemed to be underwriters within the meaning of the Securities Act of 1933. The agreement between us and any purchasers, underwriters or agents will contain reciprocal covenants of indemnity, and will provide for contribution by us in respect of our indemnity obligations, between us and the purchasers, underwriters, or agents against certain liabilities, including liabilities under the Securities Act of 1933.

         Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

================================================================================

         No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                 ---------------

                                TABLE OF CONTENTS


                              Prospectus Supplement


                                                  Page
                                                  ----

The Company.......................................S-2
Recent Developments...............................S-2
Use of Proceeds...................................S-4
Capitalization....................................S-4
Description of Notes..............................S-5
Underwriting.....................................S-10
Legal Opinions...................................S-11

                  Prospectus

Where You Can Find More Information.................2
Documents Incorporated by Reference.................2
Reports to Holders of Senior Notes..................3
Forward-Looking Statements..........................3
Prospectus Summary..................................5
Selected Financial Information......................6
Southwestern Electric Power Company.................7
Ratios of Earnings to Fixed Charges.................7
Use of Proceeds.....................................7
Description of the Senior Notes.....................7
Legal Opinions.....................................15
Experts............................................16
Plan of Distribution...............................17


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                                  $150,000,000



                       SOUTHWESTERN ELECTRIC POWER COMPANY



                               Floating Rate Notes
                                due March 1, 2002



                                 ---------------


                              PROSPECTUS SUPPLEMENT

                                 ---------------









                              GOLDMAN, SACHS & CO.

                             WARBURG DILLON READ LLC

                         UTENDAHL CAPITAL PARTNERS, L.P.


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